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                                                                    EXHIBIT 4(g)



                 NOTICE OF EXTENSION OF WARRANT EXPIRATION DATE

                                       AND

                            EXERCISE PRICE ADJUSTMENT

To:      Holders of ViewCast Corporation Redeemable Common Stock Purchase
         Warrants

         ViewCast Corporation (the "Corporation") hereby provides notice that, pursuant to Section 1(20) of the Warrant Agreement between the Corporation and Continental Stock Transfer & Trust Company dated February 4, 1997 (the "Warrant Agreement"), the Warrant Expiration Date is hereby extended to 5:30 p.m. (New York time), on February 3, 2005 or the Redemption Date, whichever is earlier; provided that if such date shall in the State of New York be a holiday or a day on which banks are authorized to close, then 5:30 p.m. (New York time) on the next following day which, in the State of New York, is not a holiday or a day on which banks are authorized to close.

         The Corporation also provides notice that, pursuant to Section 1(11) of the Warrant Agreement, that the Purchase Price is hereby decreased to $1.00 per share beginning on March 1, 2002 until the Warrant Expiration Date.

         You may elect to exercise your Warrants upon the terms and subject to the conditions set forth in this Notice, the Warrant Agreement and your Warrant Certificate.

         All terms used and not otherwise defined herein shall have the respective meanings set forth in the Warrant Agreement.


                                       Very truly yours,



                                       /s/ George C. Platt
                                       -------------------------------------
                                       George C. Platt
                                       President and Chief Executive Officer